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As filed with the Securities and Exchange Commission on January 27, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHS INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0251095 (IRS Employer Identification No.)	5150 (Primary Standard Industrial Classification Code Number)

5500 Cenex Drive Inver Grove Heights, Minnesota 55077 (651) 355-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	James Zappa
Executive Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6831
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David P. Swanson
Steven Khadavi
Brian R. Rosenau
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
(612) 340-2600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class B Cumulative Redeemable Preferred Stock, Series 1	$20,000,000	$2,318

(1)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated January 27, 2017

PROSPECTUS

                    Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

        We are                        issuing shares of our Class B Cumulative Redeemable Preferred Stock, Series 1 (the "Class B Series 1 Preferred Stock") to redeem approximately $20,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $            which is the greater of $            (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $            of accumulated dividends from and including            , 2017 to and including            , 2017) and the closing price for one share of the Class B Series 1 Preferred Stock on            , 2017. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

        Holders of the Class B Series 1 Preferred Stock are entitled to receive cash dividends at the rate of $1.96875 per share per year. The Class B Series 1 Preferred Stock is subject to redemption and has the preferences described in this prospectus. The Class B Series 1 Preferred Stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

        The Class B Series 1 Preferred Stock is traded on the NASDAQ Stock Market under the trading symbol "CHSCO". On January 26, 2017, the closing price of the Class B Series 1 Preferred Stock was $28.78 per share.

        Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 10.

        We expect to issue the Class B Series 1 Preferred Stock on or about            , 2017.

        Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2017.

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. You must not rely upon any information not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover or that any information we have incorporated by reference in this prospectus is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.

        Unless the context otherwise requires, references in this prospectus, and the documents incorporated by reference in this prospectus, to "CHS," the "Company," "we," "our" and "us" refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our web site does not constitute part of, and is not incorporated by reference into, this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

 CHS Inc.

        CHS Inc. is one of the nation's leading integrated agricultural companies, providing grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as "members") across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, our Class B Series 1 Preferred Stock, our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 (the "Class B Series 2 Preferred Stock"), our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3 (the "Class B Series 3 Preferred Stock"), and our Class B Cumulative Redeemable Preferred Stock, Series 4 (the "Class B Series 4 Preferred Stock"), listed on the NASDAQ Stock Market under the symbols "CHSCP", "CHSCO", "CHSCN", "CHSCM" and "CHSCL", respectively. On January 26, 2017, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding, 20,764,558 shares of Class B Series 1 Preferred Stock outstanding, 16,800,000 shares of Class B Series 2 Preferred Stock outstanding, 19,700,000 shares of Class B Series 3 Preferred Stock outstanding and 20,700,000 shares of Class B Series 4 Preferred Stock outstanding. We buy commodities from, and provide products and services to, patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing, renewable fuels and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the year ended August 31, 2016, our total revenues were $30.3 billion and net income attributable to CHS Inc. was $424.2 million. For the three months ended November 30, 2016, our total revenues were $8.0 billion and net income attributable to CHS Inc. was $209.2 million.

        We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell.

        Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag segment derives its revenues: through the origination and marketing of grain, including service activities conducted at export terminals; through wholesale sales of crop nutrients; from sales of soybean meal, soybean refined oil and soyflour products; through the production and marketing of renewable fuels; and through retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies. Our Ag segment also records equity income from investments in our grain export joint venture and other investments. Our Nitrogen Production segment consists solely of, and came into existence upon, our equity method investment in CF Industries Nitrogen, LLC ("CF Nitrogen"), which was completed in February 2016. The addition of our Nitrogen Production segment did not have any impact on historically reported segment results and balances. Our Foods segment consists solely of our equity method investment in Ventura Foods, LLC ("Ventura Foods"). Prior to the year ended August 31, 2016, our equity method investment in Ventura Foods was reported as a component of Corporate and Other and, accordingly, historically reported segment results and balances have been revised to reflect the addition of our Foods segment. We continue to include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production. In addition, our wheat milling operations are included in Corporate and Other, as this business is conducted through a non-consolidated joint venture.

        Many of our business activities are highly seasonal and operating results vary throughout the year. Our revenue and income are generally lowest during the second and fourth fiscal quarters and highest during the first and third fiscal quarters. For example, in our Ag segment, our crop nutrients and country operations businesses generally experience higher volumes and income during the spring planting season and during the fall harvest season. Our grain marketing operations are also subject to fluctuations in volume and income based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and income in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to domestic supply and demand forces. Other energy products, such as propane, may experience higher volumes and income during the winter heating and crop drying seasons.

        Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patrons' equities (capital equity certificates), which may be redeemed over time solely at the discretion of our Board of Directors. Earnings derived from non-members, which are not treated as patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

        Our origins date back to the early 1930s with the founding of our predecessor companies, Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

        We are the nation's largest cooperative energy company based on revenues and identifiable assets, with operations that include: petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane and other natural gas liquids. Our Energy segment processes crude oil into refined petroleum products at our refineries in Laurel, Montana and McPherson, Kansas and sells those products under the Cenex® brand to member cooperatives and other independent retailers through a network of nearly 1,500 sites, the majority of which are convenience stores marketing Cenex® branded fuels. For fiscal 2016, our Energy revenues, after elimination of inter-segment revenues, were $5.4 billion and were primarily from gasoline and diesel fuel. For the three months ended November 30, 2016, our Energy segment revenues, after elimination of inter-segment revenues, were $1.6 billion.

Ag

        Our Ag segment includes our grain marketing, country operations, crop nutrients, processing and food ingredients and renewable fuels businesses. These businesses work together to facilitate the production, purchase, sale and eventual use of grain and other agricultural products within the United States, as well as internationally. In fiscal 2016, revenues in our Ag segment were $24.8 billion after elimination of inter-segment revenues, consisting principally of grain sales. For the three months ended

November 30, 2016, our Ag segment revenues, after elimination of inter-segment revenues, were $6.4 billion.

        Grain Marketing.    We are the nation's largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales. Our grain marketing operations purchase grain directly from agricultural producers and elevator operators primarily in the midwestern and western United States and indirectly through our country operations business. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. We own and operate export terminals, river terminals and elevators throughout the United States to handle and transport grain and grain products. We also maintain locations in Europe, the Middle East, the Pacific Rim and South America for the marketing, merchandising and sourcing of grains. We primarily conduct our grain marketing operations directly, but do conduct some of our operations through TEMCO, LLC, a 50% joint venture with Cargill, Incorporated ("Cargill").

        Country Operations.    Our country operations business operates 487 agri-operations locations through 61 business units dispersed throughout the midwestern and western United States and Canada. Most of these locations purchase grain from farmers and sell agronomy, energy, feed and seed products to those same producers and others, although not all locations provide every product and service. We also manufacture animal feed through eight owned plants and four limited liability companies and process sunflowers for human food and other uses.

        Crop Nutrients.    We believe our North American wholesale crop nutrients business is one of the largest wholesale fertilizer businesses in the United States based on tons sold. Crop nutrient products are delivered directly to our customers and our country operations business from the manufacturer or through our twenty inland and river warehouse terminals and other non-owned storage facilities located throughout the United States. To supplement what is purchased domestically, our Galveston, Texas deep water port and terminal receives fertilizer by vessel from origins such as Asia and the Caribbean basin where significant volumes of urea are produced. The fertilizer is then shipped by rail to destinations within crop producing regions of the United States.

        Processing and Food Ingredients.    Our processing and food ingredients operations are conducted at facilities that can crush approximately 127 million bushels of oilseeds on an annual basis, producing approximately 2.8 million short tons of meal/flour and 1.6 billion pounds of edible oil annually. We also have operations where we further process soyflour for use in the food/snack industry. We purchase our oilseeds from members, other CHS businesses and third parties that have tightly integrated connections with our grain marketing operations and country operations business.

        Renewable Fuels.    Our renewable fuels business produces 260 million gallons of fuel grade ethanol and 680 thousand tons of dried distillers grains with solubles ("DDGS") annually. We also market over 700 million gallons of ethanol and 3.5 million tons of DDGS annually under marketing agreements for other production plants.

Nitrogen Production

        Our Nitrogen Production segment consists solely of our equity investment in CF Nitrogen. CF Nitrogen was formed in 2016, and is owned 11.4% by us and 88.6% by CF Industries Sales, LLC, a subsidiary of CF Industries Holdings, Inc. In February 2016, in connection with our equity investment, we entered into an 80-year supply agreement with CF Nitrogen that entitles us to purchase up to 1.1 million tons of granular urea and 580,000 tons of urea ammonium nitrate ("UAN") annually for ratable delivery. We account for our CF Nitrogen investment using the hypothetical liquidation at book value method, and on November 30, 2016, our investment was $2.8 billion. Our investment in CF Nitrogen positions us and our members for long-term dependable fertilizer supply, supply chain efficiency and production economics. In addition, the ability to source product from CF Nitrogen production facilities under our supply agreement benefits our members and customers through strategically positioned access to essential fertilizer products.

Foods

        Our Foods segment consists solely of our equity method investment in Ventura Foods, which produces vegetable oil-based products such as packaged frying oils, margarine, mayonnaise, salad dressings and other food products. Ventura Foods was formed in 1996, and is owned 50% by us and 50% by Wilsey Foods, Inc., a majority-owned subsidiary of MBK USA Holdings, Inc. We account for our Ventura Foods investment under the equity method of accounting, and on November 30, 2016, our investment was $372.0 million.

Corporate And Other

        CHS Capital.    Our wholly-owned finance company subsidiary, CHS Capital, LLC ("CHS Capital"), provides cooperative associations with a variety of loans that meet commercial agriculture needs, including operating, term, revolving and other short and long-term options. It also provides an array of loans to producers, including crop input, crop operating, feed, livestock and margin call. In addition, CHS Capital provides open account financing to our cooperative association members. These arrangements involve the discretionary extension of credit in the form of a clearing account for settlement of grain purchases and as a cash management tool.

        CHS Hedging.    Our wholly-owned commodity brokerage subsidiary, CHS Hedging, LLC ("CHS Hedging"), is a registered Futures Commission Merchant and a clearing member of both the Chicago Board of Trade and the Minneapolis Grain Exchange. CHS Hedging provides full-service commodity risk management services primarily to agricultural producers and commercial agribusinesses in the areas of agriculture and energy.

        CHS Insurance.    Our wholly-owned subsidiary, CHS Insurance Services, LLC ("CHS Insurance"), is a full-service independent agency that offers property and casualty insurance, surety bonds, safety resources, employment services and group benefits. The customer base consists primarily of participants in the agribusiness, construction, energy and processing industries. Impact Risk Funding, Inc. PCC, a wholly-owned subsidiary of CHS Insurance, is a protected cell captive insurance entity used to provide alternative risk financing options for customers.

        Wheat Milling.    In the third quarter of fiscal 2014, we formed Ardent Mills, LLC ("Ardent Mills"), the largest flour miller in the United States based on tons milled, as a joint venture with Cargill and ConAgra Foods, Inc. Ardent Mills combined the North American flour milling operations of the three owner companies, including assets from our then existing Horizon Milling joint venture with Cargill and CHS-owned mills, with CHS holding a 12% interest in Ardent Mills. Prior to closing, we contributed $32.8 million to Horizon Milling to pay off existing debt as a pre-condition to close. Upon closing, Ardent Mills was financed with funds from third-party borrowings, which did not require credit support from the owners. We received $121.2 million of cash proceeds distributed to us in proportion to our ownership interest, adjusted for deviations in specified working capital target amounts, and recognized a gain of $109.2 million, associated with this transaction. In connection with the closing, the parties also entered into various ancillary and non-compete agreements including, among other things, an agreement for us to supply Ardent Mills with certain wheat and durum products. We account for our investment in Ardent Mills as an equity method investment due to our ability to exercise significant influence through our ability to appoint a member of its Board of Shareholders and Board of Managers. On November 30, 2016 our investment in Ardent Mills was $201.0 million.

Issuance

        We are issuing                    shares of our Class B Series 1 Preferred Stock to redeem approximately $20,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $        which is the greater of $         (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $        of accumulated dividends from and including            , 2017 to and including            , 2017) and the closing price for one share of the Class B Series 1 Preferred Stock on            , 2017. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

Principal Executive Offices

        Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number at that address is (651) 355-6000.

Terms of the Class B Series 1 Preferred Stock

Dividends	Dividends on the Class B Series 1 Preferred Stock are cumulative and, if, when and as declared by our Board of Directors, are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year at the rate of $1.96875 per share per year. Dividends on the Class B Series 1 Preferred Stock accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. See "Description of Class B Series 1 Preferred Stock—Dividends."
Liquidation Preference

In the event of our liquidation, holders of shares of Class B Series 1 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to, and including, the date of liquidation, subject, however, to the rights of any of our debt and any capital stock or equity capital that rank senior to or on parity with the Class B Series 1 Preferred Stock.

Rank

With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Cumulative Redeemable Preferred Stock (our "Class B Preferred Stock"), voting together as a class) senior to the Class B Series 1 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock, the Class B Series 4 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 1 Preferred Stock. See "Description of Class B Series 1 Preferred Stock—Ranking."

Redemption at Our Option

The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, the Class B Series 1 Preferred Stock is redeemable for cash at our option, in whole or in part, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. Redemption of the Class B Series 1 Preferred Stock will be a taxable event for federal income tax purposes. See "Description of Class B Series 1 Preferred Stock—Redemption—Redemption At Our Option."

Redemption at the Holder's Option

In the event a change in control (as defined herein) is approved by our Board of Directors, holders of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem their shares of Class B Series 1 Preferred Stock, for cash, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. "Change in control" is defined in "Description of Class B Series 1 Preferred Stock—Redemption At the Holder's Option."

No Exchange or Conversion Rights; No Sinking Fund

Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights

Holders of the Class B Series 1 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding shares of Class B Preferred Stock, voting as a class, is required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up.

Trading	The Class B Series 1 Preferred Stock is listed on the NASDAQ Stock Market under the symbol "CHSCO".
Comparison of Rights

Holders of the Class B Series 1 Preferred Stock have different rights from those of holders of patrons' equities. See "Comparison of Rights of Holders of Patrons' Equities and Rights of Holders of Class B Series 1 Preferred Stock" below.

Risk Factors

Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 10 of this prospectus and in the documents we file with the Securities and Exchange Commission (the "SEC") that are incorporated herein by reference.

Selected Consolidated Financial Data

        The selected consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for the three months ended November 30, 2016 and 2015 and as of November 30, 2016, and for the years ended August 31, 2016, 2015 and 2014 and as of August 31, 2016 and 2015, should be read in conjunction with our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2016 and our Annual Report on Form 10-K for the year ended August 31, 2016, respectively, as well as the related management's discussion and analysis thereof, incorporated by reference in this prospectus. The selected consolidated financial information for the years ended August 31, 2013 and 2012 and as of August 31, 2014, 2013 and 2012 should be read in conjunction with our audited consolidated financial statements and notes thereto, as well as the related management's discussion and analysis thereof, not included or incorporated by reference in this prospectus. The selected consolidated financial information for the three months ended November 30, 2016 and 2015 and as of November 30, 2016 have been derived from our unaudited consolidated financial statements. In the opinion of our management, the interim financial information for the three months ended November 30, 2016 and 2015 and as of November 30, 2016 were prepared on the same basis as the annual historical financial information and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results for the three months ended November 30, 2016 are not necessarily indicative of the results that may be expected for the full fiscal year.

        We have revised certain prior period amounts in the selected consolidated financial information below to include activity and amounts related to capital leases that were previously incorrectly accounted for as operating leases. See Note 18, Correction of Immaterial Errors, to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended August 31, 2016, incorporated by reference in this prospectus, for more information on the nature and amounts of these revisions. We have also revised Total assets and Long-term debt, including current maturities as of August 31, 2016 below to reflect the adoption of Accounting Standards Update ("ASU") No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs. ASU No. 2015-03 requires the presentation of debt issuance costs on the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred financing cost.

	Three Months Ended November 30,		Years Ended August 31,
	2016	2015	2016	2015	2014	2013	2012
	(Dollars in thousands)
Income Statement Data:
Revenues	$8,048,250	$7,728,792	$30,347,203	$34,582,442	$42,664,033	$44,479,857	$40,599,286
Cost of goods sold	7,695,553	7,316,974	29,387,910	33,091,676	41,011,487	42,701,073	38,583,102

Gross profit	352,697	411,818	959,293	1,490,766	1,652,546	1,778,784	2,016,184
Marketing, general and administrative	166,206	152,004	649,097	775,354	602,598	553,623	498,233

Operating earnings	186,491	259,814	310,196	715,412	1,049,948	1,225,161	1,517,951
(Gain) loss on investments	7,401	(5,672)	(9,252)	(5,239)	(114,162)	(182)	5,465
Interest expense	38,265	9,051	113,704	70,659	147,240	242,911	203,433
Other income	(44,401)	(2,058)	(38,357)	(10,326)	(6,987)	(6,212)	(5,129)
Equity (income) loss from investments	(40,328)	(31,362)	(175,777)	(107,850)	(107,446)	(97,350)	(102,389)

Income before income taxes	225,554	289,855	419,878	768,168	1,131,303	1,085,994	1,416,571
Income taxes	16,612	23,681	(4,091)	(12,165)	48,296	89,666	80,852

Net income	208,942	266,174	423,969	780,333	1,083,007	996,328	1,335,719
Net income (loss) attributable to noncontrolling interests	(208)	(301)	(223)	(712)	1,572	3,942	75,091

Net income attributable to CHS Inc.	$209,150	$266,475	$424,192	$781,045	$1,081,435	$992,386	$1,260,628

		August 31,
	November 30, 2016
		2016	2015	2014	2013	2012
	(Dollars in thousands)
Balance Sheet Data:
Working capital	$378,634	$414,385	$2,751,949	$3,168,512	$3,084,228	$2,809,595
Net property, plant and equipment	5,443,079	5,488,323	5,192,927	4,180,148	3,311,088	2,913,247
Total assets	18,430,461	17,312,135	15,228,312	15,296,104	13,643,954	13,771,947
Long-term debt, including current maturities	2,165,801	2,297,205	1,431,117	1,605,625	1,746,716	1,567,276
Total equities	7,931,280	7,866,250	7,669,411	6,466,844	5,152,747	4,473,323
Other Financial Information:
Ratio of earnings to fixed charges and preferred dividends(1)	2.7x	1.8x	3.1x	7.6x	7.6x	10.0x

(1)
For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees, amortization of capitalized interest, investments redeemed and fixed charges less deductions for equity holdings, noncash patronage dividends received and capitalized interest. Fixed charges consist of interest expense, amortization of debt costs and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest. Interest costs of $34.8 million, $70.8 million, $149.1 million and $113.2 million for the years ended August 31, 2015, 2014, 2013 and 2012, respectively, associated with our commitment to purchase the National Cooperative Refinery Association ("NCRA"), which is now known as CHS McPherson Refinery Inc., noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends. There were no interest costs incurred associated with our commitment to purchase NCRA during the three months ended November 30, 2016 or the year ended August 31, 2016.

RISK FACTORS

        Any investment in the Class B Series 1 Preferred Stock involves a high degree of risk. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2016. The risks and uncertainties described herein and therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or otherwise adversely affect us. If any of those risks actually occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected and our ability to pay dividends on, or make other payments with respect to, the Class B Series 1 Preferred Stock could be impaired, which we refer to collectively as a "material adverse effect on us," or comparable language, below. These risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

        The information contained under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2016 is incorporated herein by reference. There have been no material changes to our risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2016. The following risk factors are specific to the Class B Series 1 Preferred Stock offered hereby.

If you are able to resell your Class B Series 1 Preferred Stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

        As with other publicly traded securities, many factors could affect the market price of your Class B Series 1 Preferred Stock. In addition to those factors relating to CHS and the Class B Series 1 Preferred Stock described elsewhere in this "Risk Factors" section and elsewhere in this prospectus, or incorporated by reference in this prospectus, the market price of our Class B Series 1 Preferred Stock could be affected by conditions in, and perceptions of, agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

        Furthermore, U.S. securities markets have experienced price and volume volatility that has affected many companies' securities prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of your Class B Series 1 Preferred Stock. As a result of these factors, you may only be able to sell your Class B Series 1 Preferred Stock, if at all, at a price below the price you believe to be appropriate.

Issuances of substantial amounts of Class B Series 1 Preferred Stock or other preferred stock could adversely affect the market price of your Class B Series 1 Preferred Stock.

        From time to time in the future, we may sell additional shares of Class B Series 1 Preferred Stock or other preferred equity securities to public or private investors, including future issuances of preferred stock to our members in redemption of patrons' equities. Future sales of Class B Series 1 Preferred Stock or other preferred equity securities or the availability of Class B Series 1 Preferred Stock or other preferred equity securities for sale may adversely affect the market price for your Class B Series 1 Preferred Stock or our ability to raise additional equity capital.

Changes in market conditions, including market interest rates, may decrease the market price for the Class B Series 1 Preferred Stock.

        The terms of the Class B Series 1 Preferred Stock are fixed and will not change following issuance, even if market conditions with respect to those terms fluctuate. This may mean that you could obtain a higher return from an investment in floating rate securities if market interest rates rise in the future. It also means that an increase in market interest rates is likely to decrease the market price for the Class B Series 1 Preferred Stock.

You will have limited voting rights.

        As a holder of the Class B Series 1 Preferred Stock, you will be entitled to vote as a class with the holders of all other outstanding Class B Preferred Stock only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the Class B Preferred Stock if the amendment, alteration or repeal would adversely affect the powers, rights or preferences of the holders of Class B Preferred Stock or would create a class or series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions and other amendments to our articles of incorporation that would not adversely affect the powers, rights and preferences of the Class B Preferred Stock and would not create a class or series of senior equity securities.

Our equity is subject to a first lien in favor of CHS.

        Under our articles of incorporation, all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. We have not taken any steps to date to perfect this lien against shares of the Class B Series 1 Preferred Stock. If we perfect this lien in the future, your shares of the Class B Series 1 Preferred Stock could be encumbered by our interest therein to the extent of any indebtedness you owe to CHS.

Payment of dividends on the Class B Series 1 Preferred Stock is not guaranteed.

        Although dividends on the Class B Series 1 Preferred Stock are cumulative, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our Board of Directors could do so for any reason, including, without limitation, the following:

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  poor historical or projected cash flows;

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  the need to make payments on our indebtedness;

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  concluding that the payment of dividends would cause us to breach the terms of any indebtedness or other instrument or agreement, such as financial ratio covenants; or

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  determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

        The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to, and including, the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Class B Series 1 Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we may issue in the future and there is no limitation on our ability to issue additional preferred equity securities that rank equally with the Class B Series 1 Preferred Stock upon liquidation.

        There are no restrictions in the terms of the Class B Series 1 Preferred Stock on our ability to incur indebtedness. As of November 30, 2016, we had approximately $2.2 billion of outstanding long-term debt. We can also, with the consent of holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class, issue preferred equity securities that are senior as to dividend and liquidation payments to the Class B Series 1 Preferred Stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our Class B Series 1 Preferred Stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank equally with the Class B Series 1 Preferred Stock as to dividend and liquidation payments and any amounts remaining after the payments to holders of senior equity securities would be split among all holders of those securities, which might result in your receiving less than the full amount to which you would otherwise be entitled.

An active trading market for the Class B Series 1 Preferred Stock may not be maintained, which may adversely affect the timing and price for any resales.

        An active trading market for the Class B Series 1 Preferred Stock may not be maintained and there can be no assurance that, in the future, any trading market for the Class B Series 1 Preferred Stock will be liquid. If you decide to sell your Class B Series 1 Preferred Stock, there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your Class B Series 1 Preferred Stock or your ability to sell your Class B Series 1 Preferred Stock at all.

The Class B Series 1 Preferred Stock is redeemable at our option.

        We may, at our option, redeem some or all of the Class B Series 1 Preferred Stock on and after September 26, 2023, to the extent we have funds legally available for such purpose. If we redeem your Class B Series 1 Preferred Stock, you will be entitled to receive a redemption price equal to $25.00 per share plus accumulated and unpaid dividends to, and including, the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Class B Series 1 Preferred Stock had the shares of the Class B Series 1 Preferred Stock not been redeemed.

To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash, and we cannot assure you that we will generate sufficient cash, or have access to sufficient funding, for such purposes, and such failure would have a material adverse effect on us.

        To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash. Our ability to raise capital is, to a certain extent, subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, we cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings or alternative financing will be available to us on favorable terms, or at all, in an amount sufficient to enable us to service and refinance, at or before maturity, our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, which would have a material adverse effect on us.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it contain "forward—looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward—looking statements can be identified by words such as "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Forward—looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our businesses, financial condition and results of operations, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward—looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward—looking statements. Therefore, you should not place undue reliance on any of these forward—looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward—looking statements include, but are not limited to, those listed below:

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  Our revenues, results of operations and cash flows could be materially and adversely affected by changes in commodity prices.

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  Our revenues, results of operations and cash flows could be materially and adversely affected by global and domestic economic downturns and risks.

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  Our revenues, results of operations and cash flows could be materially and adversely affected if our members were to do business with others rather than with us.

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  We are exposed to the risk of nonperformance by counterparties to contracts.

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  We participate in highly competitive business markets and we may not be able to continue to compete successfully, which could have a material adverse effect on us.

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  Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income significantly.

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  We incur significant costs in complying with applicable laws and regulations. Any failure to comply with these laws and regulations, or make the capital or other investments necessary to comply with these laws and regulations, could expose us to unanticipated expenditures and liabilities.

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  We are subject to the Foreign Corrupt Practices Act of 1977 and other similar anti-corruption, anti-bribery and anti-kickback laws and regulations, and any noncompliance with those laws and regulations by us or others acting on our behalf could have a material adverse effect on our business, financial condition and results of operations.

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  Environmental and energy laws and regulations may result in increased operating costs and capital expenditures and may have a material and adverse effect on us.

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  Environmental liabilities could have a material adverse effect on us.

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  Actual or perceived quality, safety or health risks associated with our products could subject us to significant liability and damage our business and reputation.

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  Our financial results are susceptible to seasonality.

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  Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unanticipated liabilities.

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  Our risk management strategies may not be effective.

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  Our business is capital intensive in nature and we rely on cash generated from our operations and external financing to fund our growth and ongoing capital needs.

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  Our cooperative structure limits our ability to access equity capital.

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  Consolidation among the producers of products we purchase and customers for products we sell could materially and adversely affect our revenues, results of operations and cash flows.

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  If our customers choose alternatives to our refined petroleum products, our revenues, results of operations and cash flows could be materially and adversely affected.

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  The results of our agronomy business are highly dependent upon certain factors outside of our control.

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  Technological improvements could decrease the demand for our agronomy and energy products.

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  Acquisitions, strategic alliances, joint ventures, divestitures and other non-ordinary course of business events resulting from portfolio management actions and other evolving business strategies could affect future results.

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  We utilize information technology systems to support our business. An ongoing multi-year implementation of an enterprise-wide resource planning system, security breaches or other disruptions to our information technology systems or assets could interfere with our operations, compromise security of our customers' or suppliers' information and expose us to liability which could adversely impact our business and reputation.

        These risks and uncertainties are further described under "Risk Factors" and elsewhere in this prospectus and under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2016, which is incorporated herein by reference. Any forward—looking statements contained, or incorporated by reference, in this prospectus are based only on information currently available to us and speak only as of the date on which the statement is made.

 USE OF PROCEEDS

        The shares of Class B Series 1 Preferred Stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem approximately $20,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a discussion of patrons' equities and our redemption of them. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

        We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons.

Distribution of Net Income; Patronage Dividends

        We are required by our organizational documents to annually distribute net earnings derived from patronage business with members to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate.

        The cash portion of the patronage distribution is determined annually by our Board of Directors, with the balance issued in the form of qualified and non-qualified capital equity certificates. Qualified capital equity certificates constitute "qualified written notices of allocation" and non-qualified capital equity certificates constitute "nonqualified written notices of allocation" within the meaning of Sections 1388(c) and 1388(d), respectively, of the Internal Revenue Code of 1986, as amended (the "Code"). Consenting patrons have agreed to take both the cash and qualified capital equity certificate portion allocated to them from our previous fiscal year's income into their taxable income, and, as a result, we are allowed a deduction from our taxable income for both the cash distribution and the allocated qualified capital equity certificates, as long as the cash distribution is at least 20% of the total patronage distribution. For the years ended August 31, 2015 and August 31, 2014, 10% of earnings from patronage business was added to our capital reserves and the remaining 90% was primarily distributed during the second fiscal quarters of the years ended August 31, 2016 and August 31, 2015, totaling $627.2 million and $821.5 million , respectively. The cash portion of the qualified distributions was deemed by our Board of Directors to be 40% for fiscal 2015 and 2014. Cash related to these distributions was $251.7 million and $271.2 million and was paid during the years ended August 31, 2016 and August 31, 2015, respectively. During the year ended August 31, 2014, we distributed patronage refunds of $841.1 million, of which the cash portion was $286.8 million. There were no patronage dividends distributed during the three months ended November 30, 2016 or November 30, 2015.

8% Cumulative Redeemable Preferred Stock

        On January 26, 2017, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding. The 8% Cumulative Redeemable Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCP". Dividends paid on our 8% Cumulative Redeemable Preferred Stock were $6.1 million during the three months ended November 30, 2016.

        Holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the 8% Cumulative Redeemable Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the 8% Cumulative Redeemable Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the 8% Cumulative Redeemable Preferred Stock. Shares of any class or series of our capital stock that are not junior to the 8% Cumulative Redeemable Preferred Stock, including our Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends and the distribution of assets.

        We may, at our option, at any time on or after July 18, 2023, redeem the 8% Cumulative Redeemable Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the 8% Cumulative Redeemable Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the 8% Cumulative Redeemable Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of 8% Cumulative Redeemable Preferred Stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The 8% Cumulative Redeemable Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the 8% Cumulative Redeemable Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding 8% Cumulative Redeemable Preferred Stock will be required to approve: (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the 8% Cumulative Redeemable Preferred Stock if the amendment adversely affects the rights or preferences of the 8% Cumulative Redeemable Preferred Stock; or (ii) the creation of any class or series of equity securities having rights senior to the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS. Holders of the 8% Cumulative Redeemable Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 1 Preferred Stock

        On January 26, 2017, we had 20,764,558 shares of Class B Series 1 Preferred Stock, outstanding. The Class B Series 1 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCO". Dividends paid on our Class B Series 1 Preferred Stock during the three months ended November 30, 2016 were $10.2 million.

        For a description of our Class B Series 1 Preferred Stock, see "Description of Class B Series 1 Preferred Stock" below.

Class B Series 2 Preferred Stock

        On January 26, 2017, we had 16,800,000 shares of Class B Series 2 Preferred Stock outstanding. The Class B Series 2 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCN". Dividends paid on our Class B Series 2 Preferred Stock during the three months ended November 30, 2016 were $7.5 million.

        Holders of our Class B Series 2 Preferred Stock are entitled to receive cash dividends at the rate of $1.775 per share per year to but excluding March 31, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.298%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 2 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 2 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 2 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 2 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 2 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 3 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the Class B Series 2 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 2 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after March 31, 2024, redeem the Class B Series 2 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 2 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 2 Preferred Stock, will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 2 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 2 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 2 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve: (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 2 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 2 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 2 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 2 Preferred Stock. Holders of the Class B Series 2 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 3 Preferred Stock

        On January 26, 2017, we had 19,700,000 shares of Class B Series 3 Preferred Stock outstanding. The Class B Series 3 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCM". Dividends paid on our Class B Series 3 Preferred Stock during the three months ended November 30, 2016 were $8.3 million.

        Holders of our Class B Series 3 Preferred Stock are entitled to receive cash dividends at the rate of $1.6875 per share per year to but excluding September 30, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.155%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 3 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 3 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 3 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 3 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 3 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the Class B Series 3 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 3 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after September 30, 2024, redeem the Class B Series 3 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 3 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 3 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 3 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 3 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 3 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve: (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 3 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 3 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 3 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 3 Preferred Stock. Holders of the Class B Series 3 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 4 Preferred Stock

        On January 26, 2017, we had 20,700,000 shares of Class B Series 4 Preferred Stock outstanding. The Class B Series 4 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCL". Dividends paid on our Class B Series 4 Preferred Stock during the three months ended November 30, 2016 were $9.7 million.

        Holders of our Class B Series 4 Preferred Stock are entitled to receive cash dividends at the rate of $1.875 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our Class B Series 4 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 4 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 4 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 4 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 4 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock and Class B Series 3 Preferred Stock, rank equally with the Class B Series 4 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 4 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after January 21, 2025, redeem the Class B Series 4 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 4 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 4 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 4 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 4 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 4 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve: (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 4 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 4 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 4 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 4 Preferred Stock. Holders of the Class B Series 4 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Patrons' Equities

        Patrons' equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons' equities form part of our capital, do not bear interest and are not subject to redemption upon request of a patron. Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. In accordance with authorization from our Board of Directors, we expect total redemptions related to the year ended August 31, 2016, that will be distributed in fiscal 2017, to be approximately $40.0 million. Additionally, we expect to redeem approximately $18.6 million of redemptions related to the year ended August 31, 2015 earnings that are carried over from the previous year's authorization which had not been previously distributed. These redemptions will be distributed in fiscal 2017. Cash redemption distributions of $9.5 million were made during the three months ended November 30, 2016, compared to $3.3 million of cash redemption distributions during the three months ended November 30, 2015.

        Cash redemptions of qualified patrons' and other equities during the years ended August 31, 2016, 2015 and 2014 were $23.9 million, $128.9 million and $99.6 million, respectively. Additionally, in fiscal 2016, we redeemed approximately $76.8 million of patrons' equities by issuing 2,693,195 shares of Class B Series 1 Preferred Stock and, in fiscal 2014, we redeemed approximately $200.0 million of patrons' equity by issuing 6,752,188 shares of Class B Series 1 Preferred Stock.

Governance

        We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under "—Certain Antitakeover Measures" below.

Membership

        We have three classes of members:

        Class A Members.    All members who or which are producers of agricultural products or associations of producers of agricultural products for which the voting members of the Board of Directors and voting membership of that association consist entirely of producers of agricultural products are Class A members.

        Class B Members.    All members that are organizations operating on a cooperative basis (except Class C members), but which are not eligible to be Class A members, are Class B members. Because Class B members do not have voting rights, Class B member are members for purposes of our articles of incorporation and bylaws, but are not members for purposes of the Minnesota cooperative law.

        Class C Members.    Any cooperative association that was a member of CHS on December 2, 2016 is a Class C member until one of three specified triggering events occurs, in which case, in order to remain a member of CHS, it will need to satisfy the membership requirements of another CHS membership class. The three specified triggering events are: (i) a merger, change in control, change in structure such that the Class C member is no longer operating on a cooperative basis or any other similar change in the status of said Class C member; (ii) a reduction of the percentage of the voting members of the Class C member's Board of Directors who are producers of agricultural products, whether by election, amendment to the Class C member's governance documents or otherwise; and (iii) a change in the Class C member's policies, procedures or governance documents to permit persons other than producers of agricultural products to have voting power. If, upon the occurrence of a triggering vent, a Class C member is unable to meet the membership requirements of another CHS membership class, our Board of Directors may terminate that member's membership in CHS. In addition, at any time, a Class C member may request to move to another class of membership in CHS for which the member is otherwise eligible.

Voting Rights

        Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments.

        Class A members that are cooperative associations that have met a minimum volume of business threshold with us during the previous fiscal year are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three fiscal years. Class A members who are individuals that have done business with us during the previous fiscal year are entitled to one vote each; provided, that individual Class A members may be grouped into patrons' associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by our Board of Directors. In this instance, patrons' associations receive votes based on the Class A members who are grouped into patrons' association and who do not vote individually, with the number of votes for each of those patrons' associations being determined under the same formula as Class A members that are cooperative associations.

        Class B members have no voting rights.

        Class C members that have met a minimum volume of business threshold with us during the previous fiscal year are entitled to vote based upon a formula that takes into account the equity held by the Class C member in CHS and the average amount of business done with us over the previous three fiscal years.

        Most matters submitted to a vote of our members require the approval of a majority of the votes cast at a meeting of our members, although certain actions require a greater vote. See "—Certain Antitakeover Measures" below.

Debt and Equity Instruments

        We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. On November 30, 2016, our outstanding capital included patrons' equities (consisting of qualified and non-qualified capital equity certificates and non-patronage equity certificates), five series of preferred stock and certain capital reserves. As a membership cooperative, we do not have, nor are we authorized to issue, common stock. All equity we issue is subject to a first lien in favor of us for all indebtedness of the holder to us. Dividends, which may be cumulative, may be paid on our equity capital, provided that dividends on that equity capital may not exceed eight percent per annum. All of our preferred stock is listed and traded on the NASDAQ Stock Market.

Distribution of Assets upon Dissolution; Merger and Consolidation

        In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After that payment, the holders of each share of our preferred stock and any other equity securities would then be entitled to receive payment, out of available assets, in accordance with their respective liquidation preferences. After that distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and non-member patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

        Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting of our members. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members.

        The approval of not less than two-thirds of the votes cast at a meeting of our members is required to approve a "change of control" transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

        Subchapter T of the Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

        As a cooperative, as long as we meet the applicable minimum cash distribution requirements described above, we are not taxed on patronage earnings distributed to our patrons in the form of cash and qualified written notices of allocation. Consequently, those amounts are taxed only at the patron level. However, patronage earnings distributed to our patrons in the form of non-qualified written notices of allocation are taxable to us and not to patrons. Upon redemption of any non-qualified written notices of allocation, the amount is deductible to us and taxable to our patrons.

        Income derived by us from non-patronage sources is not entitled to the "single tax" benefit of Subchapter T and is taxed to us at corporate income tax rates.

DESCRIPTION OF CLASS B SERIES 1 PREFERRED STOCK

        The following description of Class B Series 1 Preferred Stock is a summary of the terms and provisions of the Class B Series 1 Preferred Stock. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, bylaws and the resolutions establishing the terms of the Class B Preferred Stock.

General

        The shares of Class B Series 1 Preferred Stock are shares of a series of a class of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under "—Voting Rights," there is no limit on the number of shares in the series or the class and shares may be issued from time to time. Our Board of Directors has expressly authorized this issuance and subsequent transfers of shares of Class B Series 1 Preferred Stock without limitation in accordance with our articles of incorporation. The Class B Series 1 Preferred Stock to be issued pursuant to this prospectus will, when issued, be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Ranking

        With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of our capital stock or equity capital which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to our Class B Series 1 Preferred Stock and (iii) on a parity with our 8% Cumulative Redeemable Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 4 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 1 Preferred Stock.

Dividends

        Holders of the Class B Series 1 Preferred Stock shall be entitled to receive, if, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate (the "Dividend Rate") of 7.875% per annum of the liquidation preference of $25.00 per share (equivalent to $1.96875 per share per annum).

        Dividends on the Class B Series 1 Preferred Stock issued pursuant to this prospectus shall accumulate from, and including,                , 2017 and, if, when and as declared by our Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"). In the event that a Dividend Payment Date falls on a day that is not a Business Day, then the amounts payable on such Dividend Payment Date will be paid on the next succeeding Business Day without the accumulation of additional dividends. The first dividend on the Class B Series 1 Preferred Stock issued pursuant to this prospectus will be payable on                , 2017. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

        Any dividends payable on the Class B Series 1 Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of CHS at the close of business on the applicable record date, which shall be the 10th day prior to the applicable Dividend Payment Date or such other date designated by our Board of Directors that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). We may, in our sole discretion, pay dividends by any one or more of the following means:

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  check mailed to the address of the record holder as it appears on our books;

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  electronic transfer in accordance with instructions provided by the record holder; or

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  any other means mutually agreed between us and the record holder.

        The amount of any dividends accumulated on any Class B Series 1 Preferred Stock on any Dividend Payment Date shall be the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such Dividend Payment Date, and the amount of dividends accumulated on any Class B Series 1 Preferred Stock on any date other than a Dividend Payment Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such date. Dividends on the Class B Series 1 Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

        The Class B Series 1 Preferred Stock is not entitled to any dividends in excess of full cumulative dividends as described herein, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Class B Series 1 Preferred Stock which may be in arrears.

        No dividends on the Class B Series 1 Preferred Stock shall be authorized by our Board of Directors or be paid or set apart for payment by us at such time as the terms and provisions of any agreement of CHS, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

        Any dividend payment made on the Class B Series 1 Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Class B Series 1 Preferred Stock which remains payable.

        We may not make any distribution to the holders of, or redeem, purchase, repurchase or otherwise acquire for consideration, any capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock unless and until all accumulated and unpaid dividends on the Class B Series 1 Preferred Stock and on any class or series of our capital stock or equity capital ranking on a parity with the Class B Series 1 Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with any distribution solely in capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock or our liquidation, dissolution or winding up, which will be governed by the provisions summarized under "—Liquidation Preference" below.

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Series 1 Preferred Stock and all other shares of our capital stock or equity capital ranking on a parity as to dividends with the Class B Series 1 Preferred Stock, dividends may not be declared or paid on, and we may not redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 1 Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and we may redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 1 Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Series 1 Preferred Stock and per each such other share of capital stock or equity capital shall in all cases bear to each other the same ratio that the dividends (which shall include accumulated dividends in the case of the Class B Series 1 Preferred Stock and any other shares of capital stock or equity capital of CHS entitled to cumulative dividends) per share of Class B Series 1 Preferred Stock and per such other share of capital stock or equity capital bear to each other.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the Class B Series 1 Preferred Stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of distribution. This distribution to the holders of the Class B Series 1 Preferred Stock will be made before any payment is made or assets distributed to the holders of any patrons' equities or any shares of our capital stock or equity capital that rank junior to the Class B Series 1 Preferred Stock but after the payment of all liabilities and the liquidation preference of any of shares of our capital stock or equity capital that rank senior to the Class B Series 1 Preferred Stock. We currently do not have any capital stock or equity capital that ranks senior to our Class B Preferred Stock, and all Class B Preferred Stock ranks equally with each other. Creation of capital stock or equity capital that ranks senior to the Class B Preferred Stock would require the approval a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class. Any distribution to the holders of the Class B Series 1 Preferred Stock will be made ratably among the holders of the Class B Series 1 Preferred Stock and any other shares of our capital stock and equity capital that rank as to liquidation rights on a parity with the Class B Series 1 Preferred Stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of Class B Series 1 Preferred Stock, the holders of the Class B Series 1 Preferred Stock will not participate further in the distribution of our assets upon our liquidation, dissolution or winding up.

        Neither a consolidation or merger with or into another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute our liquidation, dissolution or winding up.

Redemption

  Redemption At Our Option

        The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, CHS, at its option, may redeem the Class B Series 1 Preferred Stock for cash, in whole or in part, at a per share redemption price (the "Redemption Price") equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption (the "Redemption Date"), payable in cash, to the extent CHS has funds legally available therefor; provided, however, that if a Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A notice of redemption will be mailed by CHS (or, if at such time there is a registrar other than CHS for the Class B Series 1 Preferred Stock, then furnished by us to, and mailed by, such registrar), postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Class B Series 1 Preferred Stock to be redeemed at the address set forth in the share transfer records of CHS (or such registrar). No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Class B Series 1 Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of shares of Class B Series 1 Preferred Stock to be redeemed; (iv) the time, place and manner in which the holder shall surrender to CHS the shares of Class B Series 1 Preferred Stock for payment of the Redemption Price, including the steps that a holder should take with respect to any certificates representing the shares of Class B Series 1 Preferred Stock which have been lost, stolen or destroyed or for any uncertificated shares; and (v) that dividends on the Class B Series 1 Preferred Stock to be redeemed will cease to accumulate on such Redemption Date, assuming payment of the Redemption Price is made on such date. If fewer than all shares of Class B Series 1 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Class B Series 1 Preferred Stock to be redeemed from such holder.

        If notice of redemption of any Class B Series 1 Preferred Stock has been given in accordance with the preceding paragraph and provided that on or before the Redemption Date specified in such notice all funds necessary for payment of such Redemption Price shall have been irrevocably set aside by us in trust for the benefit of the holders of any Class B Series 1 Preferred Stock so called for redemption, then from and after such Redemption Date dividends will cease to accumulate on such Class B Series 1 Preferred Stock, and such Class B Series 1 Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Class B Series 1 Preferred Stock will terminate, except the right to receive the Redemption Price. Upon surrender, in accordance with such notice, of certificates for any Class B Series 1 Preferred Stock so redeemed (properly endorsed or assigned for transfer, if we shall so require and the notice shall so state), such Class B Series 1 Preferred Stock shall be redeemed by us at the Redemption Price. In case fewer than all shares of Class B Series 1 Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Class B Series 1 Preferred Stock without cost to the holder. Each surrendered certificate will be cancelled.

        We shall not redeem less than all of the outstanding shares of the Class B Series 1 Preferred Stock unless all dividends accumulated and unpaid upon all then outstanding shares of the Class B Series 1 Preferred Stock have been paid for all past dividend periods.

        In addition, we may not make any purchases of Class B Series 1 Preferred Stock on the open market at any time when there are accumulated and unpaid dividends for one or more past dividend periods with respect to the Class B Series 1 Preferred Stock.

        In case of redemption of less than all shares of Class B Series 1 Preferred Stock at the time outstanding, we shall designate by lot, or in such other manner as our Board of Directors may determine, the Class B Series 1 Preferred Stock to be redeemed, or we shall effect such redemption pro rata from the holders of record of such Class B Series 1 Preferred Stock in proportion to the number of shares of Class B Series 1 Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares).

        The Class B Series 1 Preferred Stock does not have a stated maturity and, except as provided below under "—Redemption At the Holder's Option," holders thereof do not have the right to require us to redeem all or any portion of their Class B Series 1 Preferred Stock.

  Redemption At the Holder's Option

        If at any time there has been a change in control (as defined below), each holder of shares of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of Class B Series 1 Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control

(or, if that date is not a Business Day, the next succeeding Business Day) we will redeem all shares holders have elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of redemption; provided, however, that if a date of redemption falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2013, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

  Effect of Redemption

        From and after the applicable redemption date, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, then:

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  dividends will cease to accumulate with respect to the shares of Class B Series 1 Preferred Stock called for redemption;

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  the shares will no longer be deemed outstanding;

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  the holders of the shares will cease to be shareholders; and

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  all rights with respect to the shares of Class B Series 1 Preferred Stock will terminate except the right of the holders to receive the redemption price, without interest.

  Purchases

        We may at any time and from time to time in compliance with applicable law purchase shares of Class B Series 1 Preferred Stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Voting Rights

        Except as described below, the holders of the Class B Series 1 Preferred Stock have only those voting rights that are required by applicable law. As a result, the holders of the Class B Series 1 Preferred Stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the shares of Class B Series 1 Preferred Stock are redeemed in full pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of the Class B Series 1 Preferred Stock, voting with all other outstanding Class B Preferred Stock, as a class, is required:

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  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the holders of Class B Preferred Stock; and

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  to establish, by board resolution or otherwise, any class or series of capital stock or equity capital having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary.

        The creation and issuance of any class or series of capital stock, equity capital or patrons' equities ranking on a parity with or junior to the Class B Preferred Stock, including an increase in the authorized number of shares of any such class or series, will not be deemed to adversely affect the rights or preferences of the Class B Preferred Stock.

        Our Board of Directors' ability to authorize, without approval of the holders of the Class B Series 1 Preferred Stock, the issuance of additional classes or series of capital stock, equity capital or patrons' equities may adversely affect you as a holder of Class B Series 1 Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

        Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see "Membership in CHS and Authorized Capital—Certain Antitakeover Measures."

        As noted above under "Risk Factors—Our equity is subject to a first lien in favor of CHS," under our articles of incorporation all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the Class B Series 1 Preferred Stock.

Market for the Class B Series 1 Preferred Stock

        The Class B Series 1 Preferred Stock is currently listed on the NASDAQ Stock Market under the symbol "CHSCO". The following is a listing of the high and low closing sales prices as reported on the NASDAQ Stock Market for the Class B Series 1 Preferred Stock during the periods indicated:

Fiscal Quarter Ended	High	Low
February 28, 2017 (through January 26, 2017)	$29.85	$28.12
November 30, 2016	$31.70	$28.61
August 31, 2016	$31.09	$28.40
May 31, 2016	$28.82	$27.90
February 29, 2016	$28.99	$27.11
November 30, 2015	$29.17	$27.87
August 31, 2015	$28.96	$27.63
May 31, 2015	$28.98	$28.25
February 28, 2015	$28.98	$27.50
November 30, 2014	$29.58	$27.54

Transfer Agent and Registrar

        Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the Class B Series 1 Preferred Stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS'
EQUITIES AND RIGHTS OF HOLDERS OF CLASS B SERIES 1 PREFERRED STOCK

        The following describes the material differences between the rights that the patrons' equities being redeemed provided to the patrons of CHS holding them and the rights that the Class B Series 1 Preferred Stock provides to its holders. Although CHS believes that the following description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus (including the documents incorporated by reference herein), including the sections of this prospectus entitled "Membership in CHS and Authorized Capital" and "Description of Class B Series 1 Preferred Stock," and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

        In a liquidation, dissolution or winding up of CHS, the rights of a holder of Class B Series 1 Preferred Stock rank senior to those of a holder of patrons' equities.

Dividends

        A holder of patrons' equities is not entitled to any interest or dividends on those patrons' equities. A holder of Class B Series 1 Preferred Stock is entitled to dividends as described under "Description of Class B Series 1 Preferred Stock—Dividends."

Redemption

        Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, as in effect from time to time. Shares of Class B Series 1 Preferred Stock are subject to redemption both at the option of CHS and at the holder's option under certain circumstances, both as described under "Description of Class B Series 1 Preferred Stock—Redemption."

Voting Rights

        Ownership of patrons' equities does not, by itself, entail any voting rights, although the amount of patrons' equities that are held by a Class A member that is a cooperative association or that is part of a patrons' association or that are held by a Class C member is considered in the formula used to determine the level of that member's voting rights. See "Membership in CHS and Authorized Capital—Voting Rights." Ownership of Class B Series 1 Preferred Stock entails the limited voting rights described under "Description of Class B Series 1 Preferred Stock—Voting Rights."

Transfers

        Patrons' equities may not be transferred without the approval of our Board of Directors. Shares of Class B Series 1 Preferred Stock are not subject to any similar restrictions on transfer.

Market

        There is no public market for patrons' equities. The Class B Series 1 Preferred Stock is listed on the NASDAQ Stock Market under the symbol "CHSCO".

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax consequences of the issuance of shares of the Class B Series 1 Preferred Stock in redemption of patrons' equities (the "Exchange") and the consequences of the ownership, sale and redemption of the Class B Series 1 Preferred Stock. This summary is based upon current provisions of the Code, the final, temporary and proposed U.S. Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion addresses only the tax consequences to a person who is a U.S. holder of patrons' equities or the Class B Series 1 Preferred Stock. You are a U.S. holder if you are a beneficial owner of patrons' equities or the Class B Series 1 Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary assumes that you will hold your shares of the Class B Series 1 Preferred Stock as capital assets within the meaning of Section 1221 of the Code. This summary also assumes that all dividends will be paid as they accrue and that, if the Class B Series 1 Preferred Stock is redeemed, there will be no dividend arrearages at the time of redemption. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to your receipt of the Class B Series 1 Preferred Stock pursuant to the Exchange, or to your ownership, sale or redemption of the Class B Series 1 Preferred Stock, such as estate and gift tax consequences, nor does it deal with the tax consequences arising under the laws of any state, local or other taxing jurisdiction. This discussion does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax. Each person is urged to consult his, her or its own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of the ownership, sale and redemption of the Class B Series 1 Preferred Stock.

The Exchange

        In the opinion of Dorsey & Whitney LLP, (1) the exchange of patrons' equities for the Class B Series 1 Preferred Stock will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code, (2) the Class B Series 1 Preferred Stock received by the participants in the Exchange will not constitute "Section 306 stock" within the meaning of Section 306(c) of the Code and (3) the Exchange will not cause any equity holder in CHS to be treated as receiving a distribution to which Code Section 301 applies pursuant to Section 305(c) of the Code.

        You should be aware that the opinion of Dorsey & Whitney LLP is subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us; it is based upon provisions of the Code, regulations and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect); it is subject to the assumption that the Exchange will be effected in the manner described in this prospectus; and it is limited to the U.S. federal income tax matters expressly set forth therein. In addition, the opinion relies on our certification that the fair market value of the Class B Series 1 Preferred Stock received will be approximately equal to the fair market value of the patrons' equities surrendered in exchange therefor and that we have no current plan or intention to redeem the Class B Series 1 Preferred Stock. The opinion represents counsel's legal judgment and is not binding on the Internal Revenue Service (the "IRS") or the courts. We have not received, nor do we intend to request, a ruling from the IRS regarding the Exchange. We obtained a private letter ruling from the IRS regarding the exchange of Class B Series 1 Preferred Stock for patrons' equities that was consummated in March 2016, which ruling held that the exchange at issue would not cause any of our equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the Code. Except as addressed in that private letter ruling, no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision. As a consequence, we cannot provide assurance that the IRS will agree with the opinion of Dorsey & Whitney LLP or the U.S. federal income tax consequences of the Exchange described herein.

        Based on and subject to the foregoing, the following material U.S. federal income tax consequences will result from the Exchange:

          1.     We will be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2.     We will recognize no gain or loss upon the receipt of patrons' equities in exchange for Class B Series 1 Preferred Stock.

          3.     The participants will recognize no gain or loss on the exchange of patrons' equities for Class B Series 1 Preferred Stock.

          4.     The adjusted tax basis of the Class B Series 1 Preferred Stock received by the participants in the transaction will be the same as the adjusted tax basis of the patrons' equities surrendered in exchange therefor.

          5.     The holding period of the Class B Series 1 Preferred Stock received by each participant will include the period during which the participant held the patrons' equities surrendered in exchange therefor, provided that the patrons' equities surrendered were held as capital assets on the date of the Exchange.

        In accordance with the opinion of Dorsey & Whitney LLP that the Class B Series 1 Preferred Stock will not constitute "Section 306 stock," a disposition of the Class B Series 1 Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of Section 306 stock shall be treated either as ordinary income or as a distribution of property to which Section 301 of the Code (concerning amounts taxable as dividends) applies.

Distributions on the Class B Series 1 Preferred Stock

        In general, if distributions are made with respect to the Class B Series 1 Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes taking into account the special rules applicable to cooperatives. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your adjusted tax basis in the Class B Series 1 Preferred Stock. Any amount in excess of your adjusted tax basis is treated as capital gain, the tax treatment of which is discussed below under "—Sale or Redemption of the Class B Series 1 Preferred Stock."

        Dividends paid to individual holders of the Class B Series 1 Preferred Stock will generally constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. You should consult your own tax advisors regarding the tax rates and holding period requirements applicable to you in light of your particular circumstances.

        Dividends received by corporate holders of the Class B Series 1 Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to "debt financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059 of the Code, a corporate holder generally must reduce the tax basis of all of the holder's shares (but not below zero) by the "non-taxed portion" of any "extraordinary dividend" and, if the non-taxed portion exceeds the holder's tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisors regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Class B Series 1 Preferred Stock

        On the sale or exchange of the Class B Series 1 Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the Class B Series 1 Preferred Stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

        On the redemption of all or a portion of your Class B Series 1 Preferred Stock by us, your surrender of the Class B Series 1 Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Class B Series 1 Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

        The redemption will be treated as gain or loss from the sale or exchange of Class B Series 1 Preferred Stock (as discussed above) if:

  •
  the redemption is "substantially disproportionate" with respect to you within the meaning of Section 302(b)(2) of the Code, which generally requires a reduction of at least 20% in your proportionate interest in us as a result of the redemption;

  •
  your interest in the Class B Series 1 Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

  •
  the redemption is "not essentially equivalent to a dividend" within the meaning of Section 302(b)(1) of the Code. In general, redemption proceeds are "not essentially equivalent to a dividend" if the redemption results in a meaningful reduction of your interest in the issuer.

        In determining whether any of these tests has been met, you must take into account not only the Class B Series 1 Preferred Stock and other equity interests in us (including patrons' equities) that you own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

        If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Class B Series 1 Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under "—Distributions on the Class B Series 1 Preferred Stock." The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your adjusted tax basis in the Class B Series 1 Preferred Stock.

        Your adjusted tax basis in the redeemed Class B Series 1 Preferred Stock should be transferred to your remaining Class B Series 1 Preferred Stock. If, however, you have no remaining Class B Series 1 Preferred Stock, your adjusted tax basis could be lost.

        We strongly encourage you to consult your own tax advisors regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Additional Medicare Tax on Net Investment Income

        An additional 3.8% tax will be imposed on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally includes gross income from dividends and net gain from the disposition of property, such as the Class B Series 1 Preferred Stock, less certain deductions. You should consult your own tax advisors with respect to this additional tax.

Information Reporting and Backup Withholding

        Information reporting may apply with respect to payments of dividends on the Class B Series 1 Preferred Stock and to payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock. Owners also may be subject to backup withholding at a rate of 28% on payments of dividends on the Class B Series 1 Preferred Stock and payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock unless the owner furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against the owner's U.S. federal income tax liability, which may entitle the owner to a refund, provided the owner timely furnishes the required information to the IRS.

 PLAN OF DISTRIBUTION

        On January 11, 2017, our Board of Directors authorized us to redeem, on a pro rata basis, up to $20,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a description of patrons' equities and our annual pro rata redemptions of patrons' equities. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $            which is the greater of $            (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $            of accumulated dividends from and including                    , 2017 to and including                     , 2017) and the closing price for one share of the Class B Series 1 Preferred Stock on                    , 2017. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing            shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities. We will not issue any fractional shares of Class B Series 1 Preferred Stock. The amount of patrons' equities that would otherwise be issued as a fractional share to any patron will instead be retained as part of that patron's patrons' equities.

        We are issuing the shares of Class B Series 1 Preferred Stock directly to the relevant patrons. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the Class B Series 1 Preferred Stock described in this prospectus.

        We will not pay any commissions or other compensation related to the issuance of the shares of Class B Series 1 Preferred Stock pursuant to this prospectus. We estimate that the total expenses of the issuance will be approximately $120,000, all of which we will bear.

        Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of Class B Series 1 Preferred Stock so issued. Instead, we will issue the shares of Class B Series 1 Preferred Stock in book-entry form on the records of our transfer agent and registrar for the Class B Series 1 Preferred Stock (Wells Fargo Bank, National Association). Patrons who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephone at the following address or telephone number:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(866) 280-0241

        Some of our patrons have pledged their patrons' equities and made those pledged patrons' equities the subject of control agreements between us and various financial institutions. For these patrons, we will prepare stock certificates representing the shares issued in redemption of their patrons' equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent and registrar to place a "stop transfer" order with respect to those shares. Patrons whose shares are issued as described in this paragraph may obtain more information by contacting us in writing or by telephone at the following address or telephone number:

CHS Inc.
Attention: James Zappa
Executive Vice President and General Counsel
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

 LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and the Class B Series 1 Preferred Stock, you should refer to the registration statement and the exhibits filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports and other information with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can read our SEC filings, including the registration statement, and the SEC filings of other issuers that file electronically with the SEC at that web site at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Additionally, you can obtain copies of those materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended August 31, 2016;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2016; and

  •
  our Current Reports on Form 8-K filed September 1, 2016, November 30, 2016, December 1, 2016 and December 5, 2016 (Items 5.02, 5.03 and 9.01 only).

        To the extent that such filed information is modified or superseded by information in subsequently filed information referred to above or in this prospectus, then such modified or superseded information shall not be considered part of this prospectus.

        We will provide a copy of any or all of the reports and documents that are incorporated by reference in this prospectus to any person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. You may request a copy of these reports and documents, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Jean Briand
Senior Vice President, Finance and Chief Accounting Officer
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

        We maintain a web site at http://www.chsinc.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained in our web site does not constitute a part of, and is not incorporated by reference into, this prospectus.

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information.

                    Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

PROSPECTUS

              , 2017

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

SEC Registration Fee	$2,318
Legal Fees and Expenses	$60,000
Printing Fees	$25,000
Accounting Fees	$20,000
Miscellaneous	$12,682
Total	$120,000

        All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by CHS.

Item 14.    Indemnification of Directors and Officers

        Section 308A.325 of the Minnesota cooperative law provides that a cooperative may eliminate or limit the personal liability of a director of a cooperative for breach of fiduciary duty as a director in the cooperative's articles of incorporation; provided, however, that the articles may not limit the liability of a director for:

  •
  breach of the director's duty of loyalty to the cooperative or its members;

  •
  acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law;

  •
  a transaction from which the director derived an improper personal benefit; or

  •
  an act or omission occurring before the date when the provision in the articles eliminating or limiting liability becomes effective.

        Article IX of our articles of incorporation, as amended to date, eliminates or limits the personal liability of our directors to the greatest extent permissible under Minnesota law.

        Article VI of our bylaws provides that we shall indemnify each person who is or was a director, officer, manager, employee or agent of CHS, and any person serving at the request of CHS as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred to the fullest extent to which such directors, officers, managers, employees or agents of a cooperative may be indemnified under Minnesota law, as amended from time to time.

        We maintain directors' and officers' liability insurance which covers certain liabilities and expenses of our directors and officers and covers us for reimbursement of payments to our directors and officers in respect of such liabilities and expenses.

Item 15.    Recent Sales of Unregistered Securities

        On January 25, 2016, we issued to certain accredited investors senior notes (collectively, the "2016 Notes") in the aggregate principal amount of $680,000,000, for a purchase price equal to 100% of the principal amount thereof. The 2016 Notes were issued in six series, in the following designations and aggregate principal amounts: (i) $152,000,000 aggregate principal amount of our Series S Senior Notes due January 25, 2023, (ii) $150,000,000 aggregate principal amount of our Series T Senior Notes due January 25, 2025, (iii) $58,000,000 aggregate principal amount of our Series U Senior Notes due January 25, 2027, (iv) $95,000,000 aggregate principal amount of our Series V Senior Notes due

January 25, 2028, (v) $100,000,000 aggregate principal amount of our Series W Senior Notes due January 25, 2031 and (vi) $125,000,000 aggregate principal amount of our Series X Senior Notes due January 25, 2036. Each sale of 2016 Notes described above was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933 as a transaction not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules

2.1	Second Amended and Restated Limited Liability Company Agreement dated as of December 18, 2015 between CHS Inc. and CF Industries Sales, LLC. (Incorporated by reference to our Current Report on Form 8-K, filed December 21, 2015).*†
3.1	Amended and Restated Articles of Incorporation of CHS Inc. (Incorporated by reference to our Current Report on Form 8-K, filed December 5, 2016).
3.2	Amended and Restated Bylaws of CHS Inc. (Incorporated by reference to our Current Report on Form 8-K, filed December 5, 2016).
4.1
Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-2 (File No. 333-101916), filed January 14, 2003).
4.2
Form of Certificate Representing 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), filed January 23, 2003).
4.3
Unanimous Written Consent Resolution of our Board of Directors Amending the Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), filed January 23, 2003).
4.4
Unanimous Written Consent Resolution of our Board of Directors Amending the Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2003, filed July 2, 2003).
4.5	Resolution Amending the Terms of the 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to our Current Report on Form 8-K, filed July 19, 2013).
4.6
Resolution Creating Class B Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-190019), filed September 13, 2013).
4.7
Unanimous Written Consent Resolution of our Board of Directors Relating to the Terms of the Class B Cumulative Redeemable Preferred Stock, Series 1. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed September 20, 2013).
4.8
Form of Certificate Representing Class B Cumulative Redeemable Preferred Stock, Series 1. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-190019), filed September 13, 2013).
4.9
Unanimous Written Consent Resolution of our Board of Directors Relating to the Terms of the Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed March 5, 2014).

4.10	Form of Certificate Representing Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2. (Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-193891), filed February 26, 2014).
4.11
Unanimous Written Consent Resolution of our Board of Directors Relating to the Terms of the Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed September 10, 2014).
4.12
Form of Certificate Representing Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed September 10, 2014).
4.13
Unanimous Written Consent Resolution of our Board of Directors Relating to the Terms of the Class B Cumulative Redeemable Preferred Stock, Series 4. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed January 14, 2015).
4.14
Form of Certificate Representing Class B Cumulative Redeemable Preferred Stock, Series 4. (Incorporated by reference to our Registration Statement on Form 8-A (File No. 001-36079), filed January 14, 2015).
5.1	Opinion of Dorsey & Whitney LLP.
8.1	Opinion of Dorsey & Whitney LLP.
10.1
Employment Agreement between CHS Inc. and Carl M. Casale dated April 7, 2016, effective September 1, 2016. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2016, filed April 11, 2016).
10.2
Change in Control Agreement between CHS Inc. and Carl M. Casale dated April 7, 2016, effective September 1, 2016. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2016, filed April 11, 2016).
10.3
CHS Inc. Supplemental Executive Retirement Plan (2013 Restatement). (Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-190019), filed September 3, 2013).
10.3A	Amendment No. 1 to the CHS Inc. Supplemental Executive Retirement Plan (2013 Restatement). (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
10.3B	Amendment No. 2 to the CHS Inc. Supplemental Executive Retirement Plan (2013 Restatement). (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2016, filed July 7, 2016).
10.4	CHS Inc. 2016 Annual Variable Pay Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
10.5	CHS Inc. Long-Term Incentive Plan XIV (2014-2016). (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
10.6	CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2010, filed July 8, 2010).
10.6A	Amendment No. 1 to the CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2011, filed November 14, 2011).
10.6B	Amendment No. 2 to the CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).

10.6C	Trust Under the CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2010, filed July 8, 2010).
10.7
$225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchasers of the Notes. (Incorporated by reference to our Form 10-Q for the June 1, 1998 to August 31, 1998 transition period, filed October 14, 1998).
10.7A
First Amendment to $225,000,000 Note Agreement (Private Placement Agreement), effective September 10, 2003, among CHS Inc. and each of the Purchasers of the Notes. (Incorporated by reference to our Form 10-K for the year ended August 31, 2003, filed November 21, 2003).
10.8	Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002. (Incorporated by reference to our Form 10-K for the year ended August 31, 2002, filed November 25, 2002).
10.8A
Amendment No. 1 to Note Purchase Agreement dated as of June 9, 2011 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).
10.8B
Amendment No. 2 to Note Purchase Agreement dated as of September 4, 2015 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).
10.9
Note Purchase and Private Shelf Agreement between CHS Inc. and Prudential Capital Group dated as of April 13, 2004. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2004, filed July 12, 2004).
10.9A
Amendment No. 1 to Note Purchase and Private Shelf Agreement dated April 9, 2007 among CHS Inc., Prudential Investment Management, Inc. and the Prudential Affiliate parties. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2007, filed April 9, 2007).
10.9B
Amendment No. 2 to Note Purchase and Private Shelf Agreement and Senior Series J Notes totaling $50 million issued February 8, 2008. (Incorporated by reference to our Current Report on Form 8-K, filed February 11, 2008).
10.9C
Amendment No. 3 to Note Purchase and Private Shelf Agreement, effective as of November 1, 2010. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2010, filed January 11, 2011).
10.9D
Amendment No. 4 to Note Purchase and Private Shelf Agreement dated as of June 9, 2011 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.9E
Amendment No. 5 to Note Purchase and Private Shelf Agreement dated as of December 21, 2012 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.9F
Amendment No. 6 to Note Purchase and Private Shelf Agreement dated as of September 4, 2015 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Current Report on Form 8-K filed on September 11, 2015).
10.10	Note Purchase Agreement for Series H Senior Notes ($125,000,000 Private Placement) dated September 21, 2004. (Incorporated by reference to our Current Report on Form 8-K, filed September 22, 2004).

10.11	CHS Inc. Deferred Compensation Plan, Master Plan Document (2015 Restatement). (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2015, filed July 10, 2015).
10.11A
Amendment No. 1 to the CHS Inc. Deferred Compensation Plan, Master Plan Document (2015 Restatement). (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2016, filed July 7, 2016).
10.11B	Beneficiary Designation Form for the CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.11C
New Plan Participants 2011 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-177326), filed October 14, 2011).
10.12
Loan Agreement (Term Loan) between CHS Inc. and European Bank for Reconstruction and Development dated January 5, 2011. (Incorporated by reference to our Current Report on Form 8-K, filed January 18, 2011).
10.13
Revolving Loan Agreement between CHS Inc. and European Bank for Reconstruction and Development dated November 30, 2010. (Incorporated by reference to our Current Report on Form 8-K, filed January 18, 2011).
10.14
City of McPherson, Kansas Taxable Industrial Revenue Bond Series 2006 registered to National Cooperative Refinery Association in the amount of $325 million. (Incorporated by reference to our Current Report on Form 8-K, filed December 18, 2006).
10.15
Bond Purchase Agreement between National Cooperative Refinery Association, as purchaser, and City of McPherson, Kansas, as issuer, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K, filed December 18, 2006).
10.16
Trust Indenture between City of McPherson, Kansas, as issuer, and Security Bank of Kansas City, Kansas City, Kansas, as trustee, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K, filed December 18, 2006).
10.17
Lease agreement between City of McPherson, Kansas, as issuer, and National Cooperative Refinery Association, as tenant, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K, filed December 18, 2006).
10.18
Commercial Paper Placement Agreement by and between CHS Inc. and M&I Marshall & Ilsley Bank dated October 30, 2006. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.19
Commercial Paper Dealer Agreement by and between CHS Inc. and SunTrust Capital Markets, Inc. dated October 6, 2006. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.20	Note Purchase Agreement ($400,000,000 Private Placement) and Series I Senior Notes dated as of October 4, 2007. (Incorporated by reference to our Current Report on Form 8-K, filed October 4, 2007).
10.20A
Amendment No. 2 to Note Purchase Agreement dated as of September 4, 2015 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).

10.21	Agreement Regarding Distribution of Assets by and among CHS Inc., United Country Brands, LLC, Land O'Lakes, Inc. and Winfield Solutions, LLC made as of September 4, 2007. (Incorporated by reference to our Form 10-K for the year ended August 31, 2007, filed November 20, 2007).
10.22
$150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of December 12, 2007. (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-148091), filed December 14, 2007).
10.22A
First Amendment to $150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of May 1, 2008. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10.22B
Second Amendment to $150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of June 2, 2010. (Incorporated by reference to our Current Report on Form 8-K, filed June 3, 2010).
10.22C
Fifth Amendment and Waiver dated as of September 4, 2015 to that certain Credit Agreement (10-Year Term Loan) dated as of December 12, 2007 by and between CHS Inc., CoBank, ACB, as a syndication party and as the administrative agent for the benefit of all present and future syndication parties, and the other syndication parties party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).
10.23
Amended and Restated Loan Origination and Participation Agreement dated as of September 1, 2011 by and among AgStar Financial Services, PCA, d/b/a ProPartners Financial, and CHS Capital, LLC. (Incorporated by reference to our Form 10-K for the year ended August 31, 2011, filed November 14, 2011).
10.23A
Amendment No. 1 to Amended and Restated Loan Origination and Participation Agreement dated as of September 1, 2011 by and among AgStar Financial Services, PCA, d/b/a ProPartners Financial, and CHS Capital, LLC. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.24
Stock Transfer Agreement dated as of November 17, 2011 between CHS Inc. and GROWMARK, Inc. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2011, filed January 11, 2012).
10.25
Stock Transfer Agreement dated as of November 17, 2011 between CHS Inc. and MFA Oil Company. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2011, filed January 11, 2012).
10.26
Amended and Restated Limited Liability Company Agreement dated February 1, 2012 between CHS Inc. and Cargill, Incorporated. (Incorporated by reference to our Current Report on Form 8-K, filed February 1, 2012).
10.27	Note Purchase Agreement between CHS Inc. and certain accredited investors ($500,000,000) dated as of June 9, 2011. (Incorporated by reference to our Current Report on Form 8-K, filed June 13, 2011).
10.27A
Amendment No. 1 to Note Purchase Agreement dated as of September 4, 2015 between CHS Inc. and the purchasers of notes party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).
10.28
Joint Venture Agreement among CHS Inc., Cargill, Incorporated and ConAgra Foods, Inc. dated March 4, 2013. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2013, filed July 10, 2013).

10.28A	Amendment No. 1 to the Joint Venture Agreement among CHS Inc., Cargill Incorporated and ConAgra Foods, Inc. dated April 30, 2013. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.28B
Amendment No. 2 to the Joint Venture Agreement among CHS Inc., Cargill Incorporated and ConAgra Foods, Inc. dated May 31, 2013. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.28C
Amendment No. 3 to the Joint Venture Agreement among CHS Inc., Cargill Incorporated and ConAgra Foods, Inc. dated July 24, 2013. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.28D
Amendment No. 4 to the Joint Venture Agreement among CHS Inc., Cargill Incorporated and ConAgra Foods, Inc. dated March 27, 2014. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2014, filed April 3, 2014).
10.28E
Amendment No. 5 to the Joint Venture Agreement among CHS Inc., Cargill Incorporated and ConAgra Foods, Inc. dated May 25, 2014. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2014, filed July 9, 2014).
10.29	Resolutions Amending the Long-Term Incentive Plan. (Incorporated by reference to our Current Report on Form 8-K, filed September 3, 2013).
10.30
Pre-Export Credit Agreement dated as of September 24, 2013 between CHS Agronegocio Industria e Comercio Ltda., as borrower, CHS Inc., as guarantor, and Credit Agricole Corporate and Investment Bank (Credit Agricole), as administrative agent, Credit Agricole and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, and the other syndication parties thereto from time to time. (Incorporated by reference to our Current Report on Form 8-K, filed October 4, 2013).
10.30A
First Amendment to Pre-Export Credit Agreement dated as of October 9, 2015 among CHS Agronegocio Industria e Comercio Ltda., as borrower, CHS Inc., as guarantor, Credit Agricole Corporate and Investment Bank, as administrative agent, and the lenders party thereto. (Incorporated by reference to our Form 10-K for the year ended August 31, 2015, filed November 23, 2015).
10.31
Amended and Restated Supply Agreement dated as of December 18, 2015 between CHS Inc. and CF Industries Nitrogen, LLC. (Incorporated by reference to our Current Report on Form 8-K, filed December 21, 2015). †
10.32
2015 Amended and Restated Credit Agreement (5-Year Revolving Loan) dated as of September 4, 2015 by and between CHS Inc., CoBank, ACB, as a syndication party and as the administrative agent for the benefit of all present and future syndication parties, Wells Fargo Bank, National Association, as syndication agent, and the other syndication parties party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).
10.33
2015 Credit Agreement (10-Year Term Loan) dated as of September 4, 2015 by and between CHS Inc., CoBank, ACB, as a syndication party and as the administrative agent for the benefit of all present and future syndication parties, and the other syndication parties party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed September 11, 2015).

10.33A	Amendment No. 1 to 2015 Credit Agreement (10-Year Term Loan) dated as of June 30, 2016 by and between CHS Inc., CoBank, ACB, as a syndication party and as the administrative agent for the benefit of all present and future syndication parties, and the other syndication parties thereto. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2016, filed July 7, 2016).
10.34	Supplemental Project Milestone Incentive Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2015, filed April 8, 2015).
10.35	Note Purchase Agreement dated as of January 14, 2016 among CHS Inc. and each of the Purchasers signatory thereto. (Incorporated by reference to our Current Report on Form 8-K, filed January 21, 2016).
10.36
Sale and Contribution Agreement dated as of July 22, 2016 by and among CHS Inc., CHS Capital, LLC and Cofina Funding, LLC. (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
10.37
Receivables Financing Agreement dated July 22, 2016 by and among CHS Inc., individually and as a Servicer, Cofina Funding, LLC, as Seller, Victory Receivables Corporation and Niew Amsterdam Receivables Corporation B.V., as Conduit Purchasers, Coöperatieve Rabobank U.A., as a Committed Purchaser, Coöperatieve Rabobank U.A., New York Branch, as Purchaser Agent, and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as a Committed Purchaser, Purchaser Agent and as Administrative Agent. (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
10.38
Payoff and Termination Agreement dated July 22, 2016 by and among CHS Inc., Cofina Funding, LLC, CHS Capital, LLC, Niew Amsterdam Receivables Corporation B.V., Coöperatieve Rabobank U.A., Victory Receivables Corporation, the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, and U.S. Bank N.A. (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
12.1	Statement Regarding Computation of Ratios.
21.1	Subsidiaries of the Registrant. (Incorporated by reference to our Form 10-K for the year ended August 31, 2016, filed November 3, 2016).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Dorsey & Whitney LLP (included in Exhibits 5.1 and 8.1).
24.1	Power of Attorney.

*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CHS hereby undertakes to furnish supplemental copies of any of the omitted schedules to the Securities and Exchange Commission upon request.

†
Portions of Exhibits 2.1 and 10.31 have been omitted pursuant to a confidential treatment order granted by the Securities and Exchange Commission.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

            (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on January 27, 2017.

CHS INC.
By:	/s/ JAMES ZAPPA James Zappa Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 27, 2017.

Name	Title

* Carl M. Casale	President and Chief Executive Officer (Principal Executive Officer)
* Timothy Skidmore	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Jean Briand	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)
* David Bielenberg	Director and Chairman of the Board of Directors
* Don Anthony	Director
* Clinton J. Blew	Director
* Dennis Carlson	Director

Name	Title

* Curt Eischens	Director
* Jon Erickson	Director
* Mark Farrell	Director
* Steve Fritel	Director
* Alan Holm	Director
* David Johnsrud	Director
* David Kayser	Director
* Randy Knecht	Director
* Greg Kruger	Director
* Edward Malesich	Director
* Perry Meyer	Director

Name		Title

* Steve Riegel		Director
* Daniel Schurr		Director
*By	/s/ JAMES ZAPPA James Zappa Attorney-in-fact

*
Executed pursuant to a power of attorney filed as an exhibit to this registration statement